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                                                                       CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                     of The Securities Exchange Act of 1934

For the month of February, 2005               Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F  [X]  Form 40-F  [ ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  [ ]  No  [X]

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

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

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Grupo Radio Centro, S.A. de C.V.
                                                (Registrant)

Date:    February 25, 2005                      By:    /s/ Pedro Beltran Nasr
                                                       -------------------------
                                                Name:  Pedro Beltran Nasr
                                                Title: Chief Financial Officer

  GRUPO RADIO CENTRO REPORTS FOURTH QUARTER AND YEAR-END RESULTS FOR THE PERIOD
                             ENDED DECEMBER 31, 2004

    MEXICO CITY, Feb. 25 /PRNewswire-FirstCall/ -- Grupo Radio Centro, S.A. de C.V. (NYSE: RC) (BMV: RCENTRO-A) (the "Company"), Mexico's leading radio broadcasting company, announced today its results of operations for the fourth quarter and year ended December 31, 2004. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos as of December 31, 2004.

    For the fourth quarter of 2004, broadcasting revenue was Ps. 185,035,000, representing a decrease of 15.0% compared to Ps. 217,589,000 reported for the same period of 2003. This decrease was mainly due to the loss of revenue that had been generated in 2003 by broadcasting news programs provided by a third party, revenue the Company ceased receiving after news broadcasts ended in the first quarter of 2004.

    The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the fourth quarter of 2004 were Ps. 90,827,000, representing a decrease of 30.7% compared to Ps. 131,069,000 reported for the same period of 2003. This decrease was mainly attributable to lower production costs resulting from the cancellation at the end of the first quarter of 2004 of news programming produced by a third party.

    For the fourth quarter ended December 31, 2004, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 94,208,000, representing an increase of 8.9% compared to broadcasting income of Ps. 86,520,000 reported for the same period in 2003. This increase was mainly attributable to the decrease in the Company's broadcasting expenses as a result of the cancellation of news programs that a third party formerly produced for the Company.

    Depreciation and amortization for the fourth quarter of 2004 amounted to Ps. 27,025,000, a 15.1% decrease compared to Ps. 31,837,000 reported for the same period of 2003. This reduction was mainly due to the goodwill write-off in connection with a Company subsidiary during the fourth quarter of 2003.

    For the fourth quarter of 2004, the Company's corporate, general and administrative expenses were Ps. 6,752,000, compared to Ps. 22,339,000 reported for the same period of 2003. This 69.8% decrease was due to the discontinuance of expenses previously related to a news production contract that the Company formerly had with a third party.

    As a result of the decrease in expenses, which more than offset the decrease in broadcasting revenues, the Company reported operating income of Ps. 60,431,000 for the fourth quarter of 2004, representing an 86.8% increase compared to operating income of Ps. 32,344,000 reported for the same period of 2003.

    In the fourth quarter of 2004, the Company reported comprehensive financing income of Ps. 5,000, compared with a comprehensive financing cost of Ps. 7,822,000 reported for the fourth quarter of 2003. This result was primarily attributable to (i) a gain in net monetary position of Ps. 8,497,000 for the fourth quarter of 2004 compared to a loss of Ps. 1,882,000 for the same period in 2003 and (ii) an increase in foreign currency exchange gain, net, to Ps. 2,929,000 for the fourth quarter of 2004 from Ps. 254,000 for the same period in 2003. The change with respect to net monetary position was due to higher net monetary liabilities for the fourth quarter of 2004 that resulted from the recording of a provision at the end of 2003 related to the Company's arbitration proceeding. The increase in foreign currency exchange gain, net, was due principally to the appreciation of the peso relative to the dollar. The factors leading to the decrease in the Company's comprehensive financing cost were partially offset by an increase in interest expense for the fourth quarter of 2004 due to the fact that the Company began recording interest relating to its contingent liability provision in 2004.

    For the fourth quarter of 2004, other expenses, net, were Ps. 10,249,000, compared to Ps. 15,360,000 reported for the same period in 2003. This 33.3% decrease was attributable to the recognition of income that resulted from the reappraisal of certain real estate assets of the Company.

    The Company reported income before extraordinary item and provisions for income tax and employee profit sharing of Ps. 50,187,000 for the fourth quarter of 2004, compared to Ps. 9,162,000 reported for the same period of 2003. The Company reported income before provisions for income tax and employee profit sharing of Ps. 50,187,000 for the fourth quarter of 2004, in contrast to a loss of Ps. 349,228,000 for the same period of 2003. The loss in the fourth quarter of 2003 was attributable to the Ps. 358,390,000 extraordinary item charge related to the arbitration.

    For the fourth quarter of 2004, the Company recorded provisions for income tax and employee profit sharing of Ps. 19,529,000, compared to a reduction in provisions of Ps. 40,071,000 for the same period of 2003.

    As a result of the foregoing, the Company's net income for the fourth quarter of 2004 was Ps. 30,658,000, compared to a net loss of Ps. 309,157,000 reported for same period of 2003.

    Twelve-Month Results
    For the year ended December 31, 2004, broadcasting revenue was Ps. 551,608,000, a 36.4% decrease compared to Ps. 867,913,000 reported for 2003.
This decrease was mainly attributable to a decline in political party advertising expenditures following the July 2003 congressional elections, as well as the termination of a former news program at the end of the first quarter of 2004.

    The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for 2004 were Ps. 386,528,000, a 25.6% decrease compared to Ps. 519,216,000 reported for the year ended December 31, 2003. This decrease was primarily attributable to lower production costs for news programming, which a third party produced for the Company until the end of the first quarter of 2004.

    Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for 2004 was Ps. 165,080,000, representing a decrease of 52.7% from the Ps. 348,697,000 reported for the year ended December 31, 2003. This decrease was primarily attributable to the decrease in broadcasting revenue resulting from the decrease in political advertising in 2004 compared to 2003.

    Depreciation and amortization for 2004 was Ps. 97,873,000, a decrease of 18.0% compared to Ps. 119,291,000 reported for the year ended December 31, 2003. This decrease was mainly due to the goodwill write-off in connection with a Company subsidiary during 2003.

    The Company's corporate, general and administrative expenses for 2004 were Ps. 21,406,000, a decrease of 66.2% compared to Ps. 63,307,000 reported for 2003. This decrease occurred primarily because the Company paid lower fees during 2004 to a third party after it ceased producing news programs for the Company.

    For 2004, the Company reported operating income of Ps. 45,801,000 compared to operating income of Ps. 166,099,000 reported for 2003. Lower political revenues for 2004 contributed to this 72.4% decrease.

    The Company's comprehensive financing cost for 2004 was Ps. 18,177,000, a decrease of 47.5% from the comprehensive financing cost of Ps. 34,606,000 reported for 2003. This result was primarily attributable to (i) a gain in net monetary position of Ps. 15,475,000 for 2004 compared to a loss of Ps. 326,000 for 2003 due to higher net monetary liabilities for 2004 and (ii) a decrease in foreign currency exchange loss, net, which fell to Ps. 2,533,000 for 2004 from Ps. 6,798,000 for 2003. The factors leading to the decrease in the Company's comprehensive financing cost were partially offset by an increase in interest expense for 2004.

    Other expenses, net, for the year ended December 31, 2004 were Ps. 46,181,000, a 33.5% decrease compared to Ps. 69,407,000 reported for 2003. This decrease is attributable to (i) the recognition of income in 2004 following the reappraisal of certain real estate assets of the Company, (ii) severance payments made during the first quarter of 2003 in connection with personnel reductions and (iii) lower expenses in 2004 due to the termination of operations in 2003 of certain Internet-related subsidiaries of the Company.

    The Company reported a loss before extraordinary item and provisions for income tax and employee profit sharing for 2004 of Ps. 18,557,000, in contrast to income of Ps. 62,086,000 reported for 2003.

    For 2004, the Company recorded provisions for income tax and employee profit sharing of Ps. 19,727,000, compared to a reduction in provision for income tax and employee profit sharing of Ps. 37,750,000 for 2003.

    As a result of the foregoing, the Company had a net loss of Ps. 38,284,000 for the year ended December 31, 2004, compared to net loss of Ps. 258,554,000 for 2003.

    Other Matters:
    From December 31, 2003 to December 31, 2004, the Company decreased its total bank debt from Ps. 238.2 million to Ps. 169.8 million as a result of scheduled payments.

    On November 11, 2004, the Company announced that Civil Judge 63 of the Federal District Superior Tribunal of Justice set aside the arbitration award that was issued on January 30, 2004, against Grupo Radio Centro by an arbitration panel established under the rules of the International Chamber of Commerce. This decision is subject to review, and other legal procedures that have been or may be initiated by the parties under Mexican law.

    Company Description:
    Grupo Radio Centro owns and/or operates 14 radio stations, 11 of which are located in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates besides Grupo RED and Organizacion Radio Centro radio stations, Organizacion Impulsora de Radio (OIR), a radio network, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

    Note on Forward-Looking Statements:
    This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

      GRUPO RADIO CENTRO, S.A. DE C.V. CONSOLIDATED AUDITED BALANCE SHEETS
                        as of December 31, 2004 and 2003
     in Mexican Pesos ("Ps.") with purchasing power as of December 31, 2004
           (figures in thousands of Ps. and U.S. dollars ("U.S.$")(1), except per Share and per ADS amounts)

                                          December 31
                              ------------------------------------
                                        2004
                              -----------------------      2003
                              U.S. $(1)       Ps.          Ps.
                              ----------   ----------   ----------
         ASSETS
Current assets:
  Cash and temporary
   investments                     1,946       21,710       72,241

Accounts receivable:

  Broadcasting, net               15,291      170,555      227,456
  Other                              424        4,726        4,151
  Income tax recoverable           1,393       15,538            0
                                  17,108      190,819      231,607

Guarantee deposit                     52          576        7,274
Prepaid expenses                   1,112       12,399        9,972
  Total current assets            20,218      225,504      321,094

Long-term accounts
 receivable                        2,183       24,347            0
Property and equipment, net       43,836      488,950      494,283
Deferred charges, net                673        7,504       13,034
Guarantee deposit                      0            0          606
Excess of cost over book
 value of subsidiaries            65,926      735,341      801,646
Other assets                         289        3,220        3,303
      Total assets               133,125    1,484,866    1,633,966

      LIABILITIES
Current:
  Notes payable                    5,076       56,618       59,557
  Advances from customers          4,751       52,990       62,754
  Other accounts payable
   and accrued expenses            2,908       32,436       56,267
  Taxes payable                    1,722       19,209       27,403
  Contingent liability            21,797      243,121      248,390
     Total current
      liabilities                 36,254      404,374      454,371

Long-Term:
  Deferred income tax              3,287       36,664       28,787
  Notes payable                   10,152      113,237      178,672
  Reserve for labor
   obligations                     2,268       25,296       27,818
      Total liabilities           51,961      579,571      689,648

  STOCKHOLDERS' EQUITY
Capital stock                    101,028    1,126,862    1,127,478
Retained (deficit) earnings      (15,328)    (170,974)    (132,695)
Provision for repurchase of
 shares                            3,570       39,822       39,922
Accumulated effect of
 deferred income tax              (8,544)     (95,300)     (95,300)
Effect from labor
 obligations                         (18)        (200)        (177)
Surplus on restatement of
 capital                             409        4,557        4,557
Minority interest                     47          528          533
     Total stockholders'
      equity                      81,164      905,295      944,318
 Total liabilities and
  stockholders' equity           133,125    1,484,866    1,633,966

    (1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.154 per U.S. dollar, the noon buying rate for Mexican pesos on December 31, 2004, as published by the Federal Reserve Bank of New York.

                    CONSOLIDATED AUDITED STATEMENTS OF INCOME for the three-month and twelve-month periods ended December 31, 2004 and 2003 expressed in Mexican Pesos ("Ps.") with purchasing power
                             as of December 31, 2004
          (figures in thousands of Ps. and U.S. dollars ("U.S. $") (1), except per Share and per ADS amounts)

                                                4th Quarter                       Accumulated 12 months
                                   ------------------------------------   ------------------------------------
                                             2004                                   2004
                                   -----------------------      2003      -----------------------      2003
                                    U.S.$(1)       Ps.          Ps.        U.S.$(1)       Ps.          Ps.
                                   ----------   ----------   ----------   ----------   ----------   ----------
Broadcasting
 Revenue (2)                           16,590      185,035      217,589       49,454      551,608      867,913
Broadcasting
 expenses, excluding
 depreciation,
  amortization and
   corporate
   expenses                             8,143       90,827      131,069       34,654      386,528      519,216
Broadcasting income                     8,447       94,208       86,520       14,800      165,080      348,697

Depreciation and
 amortization                           2,423       27,025       31,837        8,775       97,873      119,291
Corporate general
 and administrative
 expenses                                 605        6,752       22,339        1,919       21,406       63,307
Operating income                        5,419       60,431       32,344        4,106       45,801      166,099

EBITDA                                  7,841       87,456       64,181       12,881      143,674      285,390

Comprehensive
 financing income
 (cost):

  Interest expense                     (1,037)     (11,568)      (6,369)      (2,838)     (31,678)     (28,505)
  Interest income
   (2)                                     13          147          175           50          559        1,023
  Gain (loss) on
   foreign currency
   exchange, net                          264        2,929          254         (227)      (2,533)      (6,798)
  Gain (loss) on net
   monetary position                      762        8,497       (1,882)       1,387       15,475         (326)
                                            2            5       (7,822)      (1,628)     (18,177)     (34,606)

Other expenses, net                      (919)     (10,249)     (15,360)      (4,140)     (46,181)     (69,407)
Income (loss) before
 extraordinary item
 and provisions                         4,502       50,187        9,162       (1,662)     (18,557)      62,086

Extraordinary item                          0            0      358,390            0            0      358,390
Income (loss) before
 provisions                             4,502       50,187     (349,228)      (1,662)     (18,557)    (296,304)

Provisions for
 income tax &
 employee profit
  sharing                               1,751       19,529      (40,071)       1,769       19,727      (37,750)
Net income (loss)                       2,751       30,658     (309,157)      (3,431)     (38,284)    (258,554)

Net income (loss) applicable to:

  Majority interest                     2,750       30,644     (309,161)      (3,431)     (38,279)    (258,559)
  Minority interest                         1           14            4            0           (5)           5
                                        2,751       30,658     (309,157)      (3,431)     (38,284)    (258,554)

Net (loss) income
 per Series
 A Share(3)                                                                   (0.021)      (0.235)      (1.589)
Net (loss) income
 per ADS (3)                                                                  (0.189)      (2.115)     (14.301)
Weighted average
 common shares
 outstanding
 (000's)(3)                                                                               162,560      162,705

    (1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 11.154 per U.S. dollar, the noon buying rate for Mexican pesos on December 31, 2004, as published by the Federal Reserve Bank of New York.

    (2) Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial airtime has been transmitted. Interest earned and treated as broadcasting revenue for the fourth quarter of 2004 and 2003 was Ps. 959,000 and Ps. 791,000, respectively. Interest earned and treated as broadcasting revenue for the twelve months ended December 31, 2004 and 2003 was Ps. 2,816,000 and Ps. 1,552,000, respectively.

    (3) Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SOURCE  Grupo Radio Centro, S.A. de C.V.
    -0-                             02/25/2005
    /CONTACT: Pedro Beltran or Alfredo Azpeitia, both of Grupo Radio Centro, +011-5255-5728-4800, ext. 7018; or Maria Barona or Peter Majeski, both of i-advize Corporate Communications, Inc., +1-212-406-3690, or grc@i-advize.com, for Grupo Radio Centro/
    /Web site:  http://www.radiocentro.com.mx/